SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of February, 2008

Commission File Number 0-50657

SEABRIDGE GOLD INC.
(Exact name of Registrant as specified in its Charter)

106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):        ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):        ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Seabridge Gold Inc. (Registrant)
Date: February 22, 2008
	By:	/s/ Rudi Fronk Name: Rudi Fronk Title: President and C.E.O

EXHIBITS

Exhibit 99.1: Press release issued February 20, 2008 in which the Registrant announced that Resource Modeling Inc. (“RMI”) has completed an updated independent National Instrument 43-101 mineral resource estimate for the Mitchell zone at the Registrant’s 100% owned Kerr-Sulphurets-Mitchell project, located near Stewart, British Columbia, Canada. More than 55% of the total Mitchell gold resource is now classified as indicated whereas all of the 2007 Mitchell resource was classified as inferred. A new National Instrument 43-101 Technical Report will be filed on SEDAR within 45 days.  The updated independent resource estimate incorporates results from 37 core holes totaling approximately 15,300 meters drilled by the Registrant during 2007. The 2007 drill program was designed to upgrade much of the then existing 564 million tonne inferred mineral resource to the indicated category and to pursue extensions of the deposit to the south, north and at depth. A summary of the results is set forth in the press release.